September 8, 2009

VIA EDGAR AND FACSIMILE

Kate Tillan, Assistant Chief Accountant
Andri Boerman, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calypte Biomedical Corporation
Form 10-K for the year ended December 31, 2008
Filed April 27, 2009
File No. 001-32280

Dear Mses. Tillan and Boerman:

Following are the responses of Calypte Biomedical Corporation (the “Company”) to the corresponding numbered comments in the August 28, 2009 letter from the Securities and Exchange Commission (the “Commission”).

Form 10-Q for the Quarterly Period Ended June 30, 2009

1.	We note that you did not file your Form 10-Q for the quarterly period ended June 30, 2009 by the due date. Please tell us when you are planning to file this Form 10-Q.

Response

The Company intends to file its Form 10-Q for the quarterly period ended June 30, 2009 by the end of September or early October 2009.

Representations

2.
Please note that the company should directly provide the three acknowledgements in the form previously requested.  This may be done for example by including the acknowledgements form the company as an exhibit to the response letter or providing a separate letter from the company.  As such the company should provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Calypte Biomedical Corporation
16290 SW Upper Boones Ferry Road, Portland, OR 97224
T 503-726-2227     F 503-601-6299   www.calypte.com

Mses. Tillan and Boerman
September 8, 2009

Response

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

I hope the above has been responsive to the Commission’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (503) 726-2227.

Very truly yours,

/s/ Adel Karas

Adel Karas